Freegold Ventures Ltd.
Common Shares
356455105
April 19, 2007


CUSIP 356455105
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 6,049,713

6. 115,000

7. 6,049,713

8. 115,000

9. 115,000

10. n/a

11. 0.2%

12. IA


Item 1
(a) Freegold Ventures Ltd.
(b) 2303 West 41st Avenue
    Vancouver, BC  V6M 2A3
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 356455105

Item 3
n/a

Item 4
(a) 115,000
(b) 0.2%
(c) (i) 6,049,713
    (ii) 115,000
    (iii) 6,049,713
    (iv)  115,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 25, 2007
Eric Sprott
Chief Executive Officer